July 2, 2009

Mr. Patrick Gilmore

Accounting Branch Chief

Mail Stop 4561

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Computer Task Group, Incorporated
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 26, 2009
Form 10-Q for the Fiscal Quarter Ended April 3, 2009
Filed May 1, 2009
File No. 001-09410

Dear Mr. Gilmore:

In response to your letter of June 23, 2009 (“SEC Comment Letter”) to Mr. James R. Boldt, Chairman and Chief Executive Officer of Computer Task Group, Inc. (“CTG” or the “Company”), set forth below is CTG’s response to both of your comments. We have restated each Staff comment in this letter and then included our corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed April 3, 2009)

How Executive Compensation is Determined, page 13

1.

We note your response to prior comment number 13 indicating that the “surveying methods used to compile the Towers Perrin compensation report… do not constitute ‘benchmarking’ for which disclosure of component companies is required….” However, we note your statement on page 14 that Towers Perrin identified a competitive range based on a “sample of firms” drawn from Towers Perrin’s larger database, which approximates the statistical mean of the sample and which tends to fall within approximately fifteen percentage points of either side of the statistical mean. You further state that the Compensation Committee “used the Towers Perrin study, in conjunction with the Company’s overall long-term financial and operating objectives for 2008, to set total compensation for the CEO.” It appears from this disclosure and from your response to prior comment 14 regarding how the competitive range information is used by the compensation committee, that the compensation information obtained from Towers Perrin was used in part as a reference point, or benchmark, on which to base, justify or provide a framework for a compensation decision and not for a more general purpose, such as to obtain a general understanding of current compensation practices. It appears, therefore, that the “sample of firms” (not the 820 companies comprising the database) that were used to establish the competitive range, which was in turn used to set compensation, should be disclosed.

Company Response

We note the Staff’s comment and will provide the appropriate disclosure in future filings.

Form 10-Q for the Fiscal Quarter Ended April 3, 2009

Item 4. Controls and Procedures

Changes in Internal Control over Financial Reporting, page 18

2.	You state that there were no changes in your internal control over financial reporting “in connection with the Company’s 2009 first quarter evaluation” that materially affected, or were reasonably likely to materially affect, your internal control over financial reporting. Please confirm, if true, that there were no such changes that occurred during the fiscal quarter ended April 3, 2009. Please provide a representation that you will disclose in future filings whether any such changes occurred during your last fiscal quarter or in the fourth fiscal quarter in the case of an annual report. Refer to Item 308 (c) of Regulation S-K.

Company Response

We note the Staff’s comment and confirm there were no changes in our internal control over financial reporting that occurred in the 2009 fiscal quarter which ended on April 3, 2009, that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting. We confirm that we will disclose in future filings whether any such changes occurred during our last fiscal quarter or in the fourth fiscal quarter in the case of an annual report.

Once you have had the opportunity to review the Company’s responses set forth in this letter, please contact the undersigned in writing or at 716.887.7221 with any comments or questions you may have.

Yours truly,

/s/ James R. Boldt
James R. Boldt
Chairman and Chief Executive Officer

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